cm

02022958

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Expires: October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 27 2002

SEC FILE NUMBER
8-30534

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 8-30-02

REPORT FOR THE PERIOD BEGINNING JULY 1,2001 (MM/DD/YY) AND ENDING JUNE 30,2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. DUNCAN SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 NORTH UNIVERSITY SUITE 101
(No. and Street)

LITTLE ROCK AR 72205
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT RANDOLPH 501-280-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. SCHICHTL II PA
(Name – *if individual, state last, first, middle name*)

817 PARKWAY CONWAY AR 72034
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RANDALL M DUNCAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M. DUNCAN SECURITITES INC, as of JUNE 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

ROBERT G. SCHICHTL II, PA
CERTIFIED PUBLIC ACCOUNTANT
817 PARKWAY
CONWAY, AR 72032
501-336-8900

FAX 501-336-8771 LITTLE ROCK 501-372-2777

INDEPENDENT AUDITORS' REPORT

STOCKHOLDERS
R.M. DUNCAN SECURITIES, INC.
LITTLE ROCK, ARKANSAS

WE HAVE AUDITED THE ACCOMPANYING STATEMENT OF FINANCIAL CONDITION OF R.M. DUNCAN SECURITIES, INC. AS OF JUNE 30, 2002. THE STATEMENT OF FINANCIAL CONDITION IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THE STATEMENT OF FINANCIAL CONDITION BASED ON OUR AUDIT.

WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE STATEMENT OF FINANCIAL CONDITION IS FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE STATEMENT OF FINANCIAL CONDITION. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDIT OF THE STATEMENT OF FINANCIAL CONDITION PROVIDES A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE STATEMENT OF FINANCIAL CONDITION REFERRED TO ABOVE PRESENTS FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF R.M. DUNCAN SECURITIES, INC. AT JUNE 30, 2002, IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

Robert G. Schichtl II PA
CERTIFIED PUBLIC ACCOUNTANT

CONWAY, ARKANSAS
AUGUST 2, 2002

R.M. DUNCAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

CASH	$ 32,111
RECEIVABLES - EMPLOYEE	2,487
- BROKER	21,435
CLEARING DEPOSIT	30,290
FURNITURE AND FIXTURES, AT COST, LESS ACCUMULATED DEPRECIATION OF $7,972	6,165
TOTAL ASSETS	$ 92,488

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
ACCOUNTS PAYABLE	$ 1,099
ACCRUED SALARIES	18,607
PAYABLE TO BROKER	686
TOTAL LIABILITIES	20,392
STOCKHOLDERS' EQUITY	
COMMON STOCK, NO PAR VALUE, 1,000 SHARES AUTHORIZED, 100 SHARES ISSUED AND OUTSTANDING	6,000
ADDITIONAL PAID-IN CAPITAL	123,026
RETAINED EARNINGS (DEFICIT)	(56,930)
TOTAL STOCKHOLDERS' EQUITY	72,096
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 92,488

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS FINANCIAL STATEMENT.

R.M. DUNCAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BUSINESS ENTITY - R.M. DUNCAN SECURITIES, INC. (THE "COMPANY") IS A REGISTERED BROKER-DEALER WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY'S ACTIVITIES INCLUDE DIRECT PARTICIPATION PROGRAMS, RETAILING OF CORPORATE SECURITIES OVER-THE-COUNTER, BROKERING OF U.S. GOVERNMENT SECURITIES, SOLICITING OF INSTITUTIONS AND RETAIL CLIENTS, AND WRITING OF PUTS AND CALLS AS A BROKER. THE COMPANY'S SECURITIES TRANSACTIONS ARE EXECUTED AND CUSTOMER ACCOUNTS ARE CARRIED ON A FULLY DISCLOSED BASIS WITH SOUTHWEST SECURITIES INCORPORATED.

b. SECURITIES TRANSACTIONS - SECURITIES TRANSACTIONS OF THE COMPANY ARE RECORDED ON A TRADE DATE BASIS.

c. FURNITURE AND FIXTURES - FURNITURE AND FIXTURES ARE STATED AT COST. DEPRECIATION IS PROVIDED USING THE STRAIGHT - LINE METHOD OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS.

d. INCOME TAXES - THE COMPANY USES THE LIABILITY METHOD OF ACCOUNTING FOR INCOME TAXES.

e. ACCOUNTS RECEIVABLE - UNCOLLECTABLE ACCOUNTS RECEIVABLE ARE CHARGED DIRECTLY AGAINST EARNINGS WHEN THEY ARE DETERMINED TO BE UNCOLLECTABLE USE OF THIS METHOD DOES NOT RESULT IN A MATERIAL DIFFERENCE FROM THE VALUATION METHOD REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

f. CLEARING DEPOSIT - THE COMPANY HAS PLACED A $30,000 CLEARING DEPOSIT WITH SOUTHWEST SECURITIES INCORPORATED WHICH IS FULLY REFUNDABLE TO THE COMPANY SHOULD THEY CLOSE THE CLEARING ACCOUNT.

g. USE OF ESTIMATES - THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

h. CONCENTRATIONS OF CREDIT RISK - FINANCIAL INSTRUMENTS THAT POTENTIALLY EXPOSE THE ORGANIZATION TO CONCENTRATIONS OF CREDIT RISK ARE CASH EQUIVALENTS. CASH EQUIVALENTS ARE MAINTAINED AT HIGH-QUALITY FINANCIAL INSTITUTIONS AND CREDIT EXPOSURE IS LIMITED TO ANY ONE INSTITUTION. THE ORGANIZATION HAS NOT EXPERIENCED ANY LOSSES ON ITS CASH EQUIVALENTS.

2. RECEIVABLES FROM AND PAYABLES TO BROKER

THE BALANCES SHOWN AS RECEIVABLES FROM AND PAYABLES TO BROKER REPRESENT AMOUNTS DUE IN CONNECTION WITH NORMAL TRADING TRANSACTIONS EXECUTED FOR CUSTOMERS OF THE COMPANY. THE COMPANY MONITORS THE CREDIT STANDING OF EACH BROKER/DEALER AND CUSTOMER WITH WHOM IT CONDUCTS BUSINESS.

R.M. DUNCAN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

3. INCOME TAXES

AT JUNE 30, 2002 THE COMPANY HAS A NET OPERATING LOSS CARRYFORWARD OF APPROXIMATELY $56,000 WHICH WILL EXPIRE IN 2016.

4. NET CAPITAL REQUIREMENT

THE COMPANY IS REQUIRED TO MAINTAIN MINIMUM NET CAPITAL AS DEFINED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS. THE COMPANY USES THE AGGREGATE INDEBTEDNESS METHOD WHICH REQUIRES A BROKER-DEALER TO MAINTAIN MINIMUM NET CAPITAL OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $5,000, WHICHEVER IS GREATER, AND ALSO REQUIRES THAT THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL NOT EXCEED 15 TO 1. NET CAPITAL (AS DEFINED) AT JUNE 30, 2002 WAS $63,154 AND THE COMPANY'S AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO WAS .31 TO 1.

5. RELATED PARTY TRANSACTIONS

THE PRESIDENT OF R.M. DUNCAN SECURITIES, INC. SERVES AS PRESIDENT OF A CORPORATION CALLED THE EMINENCE MANAGEMENT CORPORATION. THE COMPANY EARNED GROSS COMMISSIONS OF $3,395 FOR THE YEAR ENDED JUNE 30, 2002 ON TRADES EXECUTED FOR THIS CORPORATION. ALSO, DURING 2002, THE COMPANY RENTED OFFICE SPACE FROM THIS CORPORATION. THE COMPANY PAID $14,100 IN RENT TO THIS CORPORATION FOR THE YEAR ENDED JUNE 30, 2002.

THE COMPANY PERFORMS VARIOUS CONSULTING SERVICES FOR R.M. DUNCAN CAPITAL MANAGEMENT CORPORATION AN AFFILIATED CORPORATION. THE COMPANY EARNED $6,250 FOR THESE SERVICES FOR THE YEAR ENDED JUNE 30, 2002. THE COMPANY ALSO EARNED GROSS COMMISSIONS OF $1,719 ON TRADES EXECUTED FOR THIS CORPORATION FOR THE YEAR ENDED JUNE 30, 2002.

THE COMPANY EARNED GROSS COMMISSIONS OF $4,258 ON TRADES EXECUTED FOR RELATIVES OF OFFICERS OF THE CORPORATION FOR THE YEAR ENDED JUNE 30, 2002.

6. COMMITMENTS

THE TOTAL RENT EXPENSE FOR THE YEAR ENDED JUNE 30, 2002 WAS $14,100.

THE FOLLOWING IS A SCHEDULE OF FUTURE MINIMUM RENTAL PAYMENTS UNDER NON CANCELABLE OPERATING LEASES AS OF JUNE 30, 2002:

JUNE 30, 2003	$ 12,925
	$ 12,925